EXHIBIT 12

                 GENERAL AMERICAN TRANSPORTATION CORPORATION

              COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                 (UNAUDITED)
                       IN MILLIONS, EXCEPT FOR RATIOS

                                                 Three Months Ended    Nine Months Ended
                                                    September 30         September 30
                                                   1994     1993        1994     1993
Earnings available for fixed charges:
 Net income...................................    $ 22.2   $ 14.0      $ 64.0    $ 53.7

 Add (deduct):
   Income taxes...............................      10.7     16.6        31.1      35.5
   Equity in net earnings of affiliated
     companies, net of dividends received.....      (3.4)    (3.4)      (10.4)     (8.5)
   Interest on indebtedness and amortization
     of debt discount and expense.............      20.2     18.9        58.0      59.9
   Amortization of capitalized interest.......        .3       .3          .9        .9
   Portion of rents representative of interest
     factor (deemed to be one-third)..........       3.5      3.4        10.4       8.4
                                                   ------    ------     ------    ------

 Total earnings available for fixed charges...    $ 53.5   $ 49.8      $154.0    $149.9
                                                   ======   ======      ======    ======

Fixed charges:
 Interest on indebtedness and amortization
   of debt discount and expense...............    $ 20.2   $ 18.9      $ 58.0    $ 59.9
 Capitalized interest.........................        .5       .7         1.9       2.1
 Portion of rents representative of interest
   factor (deemed to be one-third)............       3.5      3.4        10.4       8.4
                                                   ------   ------      ------    ------

 Total fixed charges..........................    $ 24.2   $ 23.0      $ 70.3    $ 70.4
                                                   ======   ======     ======    ======

Ratio of earnings to fixed charges(A)..........     2.21x   2.17x       2.19x     2.13x

(A) The ratios of earnings to fixed charges represent the number of times "fixed charges" are covered by "earnings." "Fixed charges" consist of interest on outstanding debt and capitalized interest, one-third (the proportion deemed representative of the interest factor) of rentals, and amortization of debt discount and expense. "Earnings" consist of consolidated net income before income taxes and fixed charges, less equity in net earnings of affiliated companies net of distributions received.









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